Exhibit 99.1

Gorilla Technology Group Hires Global Economics Group for Due Diligence, Advancing in Battle Against Illegal Short Selling; Takes Aggressive Action to Defend Stock from Manipulation

-- Investigation Has Uncovered Evidence of Illegal Trading Activity--

--Taking Aggressive Action to Safeguard Shareholder Interests—

LONDON, Aug. 08, 2023 (GLOBE NEWSWIRE) -- Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI-based edge video analytics, IoT technologies, and cybersecurity, today addressed the price volatility in trading of its stock, which the company suspects is due in large part to illegal manipulation.

Gorilla Chairman and Chief Executive Officer Jay Chandan made the following statement:

“Since the merger last summer that took Gorilla public, we have suspected that the volatile trading in our stock was due to more than simple ‘market action’. Huge moves in our share price were often completely unrelated to any news about the company, its sector or its competitors. Over the past few months, we have employed many resources to investigate our suspicions, and now have gathered sufficient evidence of wrongdoing that we feel compelled to warn the public.”

“Most importantly, an investigation by an economic analysis firm with expertise in suspicious trading activity has uncovered compelling evidence suggesting manipulation of our share price. Furthermore, our own review of communications with several of our large shareholders has uncovered evidence of illegal attempts to extort below-market sales of our shares, as well as evidence of illegal attempts at collusion to take activist actions that we believe would harm the company.”

“Today we are putting the suspected bad actors on notice. We know what you have been doing, and we will not sit still and allow you to attempt to destroy our company to enrich yourselves. We will vigorously employ all the tools at our disposal to stop you. I come from a humble background and I am well aware of what it takes to make a single dollar. My heart aches when I see erosion in the value of our shareholders, both retail and institutional, our employees and all good people who believe in Gorilla to becoming a thriving success.”

“Gorilla is an edge AI security convergence company at the beginning stage of material global business growth. Our recently signed contract with the government of Egypt, along with other projects, gives us visibility on up to $300 million of revenue over the next three years, and we continue to build pipeline of other business globally. This is a dramatic change in the profile of the company, and shows the scale of project that we can now service for a larger customer base. The material global business win is a result of the efforts and contributions of our new leadership team. To protect our shareholder value, we stand strong to investigate thoroughly any unlawful attacks from illicit traders that are contributing nothing to our success but rather attempting to harm the company’s growth. We remain confident that we will grow Gorilla into a successful global business in the edge AI security industry in the years ahead.”

About Gorilla Technology Group Inc.

Gorilla, headquartered in London U.K., is a global solution provider in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers. For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements include, without limitation, statements referencing Gorilla’s contract with the Government of Egypt, the development of the market for smart-government security products, the effects of integrating smart government security products, Gorilla’s ability to enforce its rights against those suspected to have engaged in illegal activity with respect to the company’s stock, and Gorilla’s ability to win additional projects and execute definitive contracts related thereto. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors, including those described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, and those that are included in any of Gorilla’s future filings with the SEC, are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Media Contact:

Jeff Fox

The Blueshirt Group for Gorilla

+1 (415) 828-8298

jeff@blueshirtgroup.com

Investor Relations Contact:

Gary Dvorchak

The Blueshirt Group for Gorilla

+1 (323) 240-5796

gary@blueshirtgroup.com